

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2010

Mr. Scott Cooley
Chief Financial Officer
Morningstar, Inc.
22 West Washington St.
Chicago, IL 60602

Re: **Morningstar, Inc.**
Form 10-K for the year ended December 31, 2009
Filed March 1, 2010
File No. 0-51280

Dear Mr. Cooley:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Asst. Chief Accountant, at (202) 551-3691, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant